UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 6, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated December 6, 2018 of the Company announcing that the Company intends to solicit consents from holders of its 9.875% First Priority Secured Notes due 2022 (the “Notes”) to approve amendments to the indenture governing the Notes immediately following the consummation of its annual mandatory offer, announced on November 9, 2018, to purchase up to $20.0 million of the Notes, which is expected to be December 12, 2018.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: December 6, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Intent to Commence Consent Solicitation

for 9.875% First Priority Secured Notes due 2022

LONDON, December 6, 2018 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it intends to solicit consents from holders of its 9.875% First Priority Secured Notes due 2022 (the “Notes”) to approve amendments (the “Proposed Amendments”) to the indenture governing the Notes (the “Indenture”) immediately following the consummation of its annual mandatory offer, announced on November 9, 2018, to purchase up to $20.0 million of the Notes (the “Annual Mandatory Offer”), which is expected to be December 12, 2018.

The Proposed Amendments would amend the Indenture to bring forward the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year to January 1, 2020 (rather than January 1, 2021), and include an acknowledgement by holders of the Notes that the transactions (the “Poseidon Transactions”) contemplated by the Agreement and Plan of Merger dated October 29, 2018 by and among the Company, Poseidon Containers Holdings LLC, K&T Marine LLC and the other parties thereto do not constitute a Change of Control (as defined in the Indenture) under the Indenture.

In addition, the Proposed Amendments amend certain other provisions of the Indenture for the benefit of the holders of the Notes. These include, among other things:

1)	to provide that only equity issuances for cash will increase the Company’s capacity to make distributions to shareholders, and not in-kind contributions to equity;
2)

to reduce the increases in the amount of permitted transfers of assets or cash from the Company and the guarantors of the Notes (the “Guarantors”) to non-Guarantor subsidiaries (the “Permitted Transfer Basket”) generated by in-kind contributions to equity from 100% to 15% of the fair market value of these contributions, other than cash which will increase the Permitted Transfer Basket by 100%, and to set the increase in the Permitted Transfer Basket created by the Poseidon Transactions at $50 million;

3)

to regulate in more detail certain intercompany transactions that may take place between the Company and the Guarantors on the one hand and non-Guarantor subsidiaries on the other hand, including with respect to intercompany loans, vessel transfers and vessel management arrangements;

4)

to extend the Company’s annual and quarterly financial reporting to include certain stand-alone financial information of the Company and the Guarantors on one hand and the non-Guarantor subsidiaries on the other; and

5)	to modify the treatment of beneficial ownership by certain permitted holders pursuant to the Change of Control definition.

The Proposed Amendments contribute to the integration of the legacy Global Ship Lease entities and the new Poseidon entities and facilitate the unlocking of the growth potential of the Poseidon Transactions for the benefit of all of the Company’s stakeholders while at the same time reinforcing its support of, and active engagement with, holders of the Notes.

Subject to the terms and conditions set forth in the Consent Solicitation Statement, the Company intends to offer a cash payment (“Consent Fee”) of $7.50 per $1,000 in aggregate principal amount of Notes held by each holder as of the record date set forth in the Consent Solicitation Statement who validly delivers (and does not validly revoke) a duly executed consent at or prior to the Expiration Time. The Company will not be obligated to make any payments if the Company does not receive the Requisite Consents at or prior to the Expiration Time, the consent solicitation is terminated for any reason before the Expiration Time or if the other conditions to the consent solicitation are not satisfied or waived.

Adoption of the Proposed Amendments will require the consent of the holders of at least a majority of the aggregate principal amount of all outstanding Notes (such consent, the “Requisite Consents”). As of December 6, 2018, the aggregate outstanding principal amount of the Notes was $360,000,000, which amount may be reduced following the consummation of the Annual Mandatory Offer. As of the same date, the Company reached an agreement with beneficial owners of approximately $164.2 million of the principal amount of the Notes, representing approximately 46% of the outstanding Notes, with respect to the terms of the consent solicitation described herein, including the Proposed Amendments, pursuant to which such holders have agreed to consent with respect to all of their Notes and the Company has agreed to launch the consent solicitation.

The Company anticipates that, promptly after receipt of the Requisite Consents at or prior to 11:59 p.m., New York City time, on December 18, 2018, unless extended by the Company in its sole discretion (the “Expiration Time”) as set forth in the Consent Solicitation Statement relating to the consent solicitation (the “Consent Solicitation Statement”), the Company will give notice to Citibank, N.A., London Branch, as trustee and security agent (the “Trustee”), that the Requisite Consents have been obtained and the Company, the Guarantors and the Trustee will execute and deliver a supplemental indenture with respect to the Indenture (the “Supplemental Indenture” and such time, the “Effective Time”). Pursuant to the terms of the Supplemental Indenture, the Proposed Amendments will become effective at the Effective Time, with retroactive effect as of the date of completion of the Poseidon Transactions, and shall thereafter bind every holder of Notes. Although the Supplemental Indenture will become effective upon execution by the Company, the Guarantors and the Trustee, the Proposed Amendments will not become operative and will have no effect until and unless the payment to consenting holders described above is made in accordance with the terms and conditions set forth in the Consent Solicitation Statement.

Additional details about the consent solicitation will be provided in the Consent Solicitation Statement, which will be sent to holders of the Notes at the time of launch. The Company may, in its sole discretion, extend or amend the consent solicitation at any time, subject to its agreement with the beneficial owners of the Notes referred to above.

This announcement is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. This announcement is also not a solicitation of consents with respect to the Proposed Amendments or any securities. If and when commenced, the consent solicitation will be made solely on the terms and subject to the conditions set forth in the Consent Solicitation Statement. The solicitation of consents will not be made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws. No recommendation is being made as to whether holders of Notes should consent to the Proposed Amendments.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified and fuel-efficient fleet of containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 38 vessels ranging from 2,207 to 11,040 TEU, of which nine are Post-Panamax new-design eco wide beam, with a total capacity of 198,793 TEU and an average age, weighted by TEU capacity, of 10.7 years determined as at September 30, 2018.

The average remaining term of the charters at September 30, 2018 was 2.4 years on a weighted basis.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.